UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FEDNAT HOLDING COMPANY
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

31431B109
 (CUSIP Number)

December 31, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

SCHEDULE 13G
CUSIP No. 31431B109	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
CAPITAL RETURNS MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
823,830

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
823,830

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
823,830

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This percentage is based on a total of 12,774,444 Shares outstanding as of November 1, 2018, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 7, 2018.

SCHEDULE 13G
CUSIP No. 31431B109	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
RONALD D. BOBMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
823,830

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
823,830

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
823,830

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This percentage is based on a total of 12,774,444 Shares outstanding as of November 1, 2018, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 7, 2018.

SCHEDULE 13G
Page 4 of 8 Pages

Item 1(a).             Name of Issuer:

FedNat Holding Company (the “Issuer”)

Item 1(b).             Address of Issuer’s Principal Executive Offices:

14050 NW 14th Street, Suite 180, Sunrise, FL 33323

Item 2(a).              Name of Person Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Capital Returns Management, LLC (“CRM”); and
ii)	Ronald D. Bobman (“Mr. Bobman”).

This Statement relates to the Shares (as defined herein) held for the account of Capital Returns Master, Ltd. (the “Master”) and MAP 41 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP”).  CRM serves as the investment manager of the Master and as a sub-adviser of MAP.  CRM is wholly owned by Mr. Bobman.  In such capacities, CRM and Mr. Bobman may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of, the Shares reported herein.

Item 2(b).             Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Capital Returns Management, LLC, 641 Lexington Avenue, 18th Floor, New York, NY 10022.

Item 2(c).             Citizenship:

i)   CRM is a Delaware limited liability company; and
ii)   Mr. Bobman is a citizen of the United States of America.

Item 2(d).              Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).             CUSIP Number:

31431B109

Item 3.                  If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                              Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

SCHEDULE 13G
Page 5 of 8 Pages

Item 4.                  Ownership:

Item 4(a)              Amount Beneficially Owned:

As of December 31, 2018, each of CRM and Mr. Bobman may be deemed the beneficial owner of 823,830 Shares.  This amount consists of (a) 263,791 Shares held for the account of Master, and (b) 560,039 Shares held for the account of MAP.

Item 4(b)              Percent of Class:

As of December 31, 2018, each of CRM and Mr. Bobman may be deemed the beneficial owner of approximately 6.4% of Shares outstanding. This percentage is based on a total of 12,774,444 Shares outstanding as of November 1, 2018, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 7, 2018.

Item 4(c)               Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	823,830
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	823,830

Item 5.                  Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Each of MAP and Master is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                  Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                  Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2019

CAPITAL RETURNS MANAGEMENT, LLC

By:	Ronald D. Bobman
Its:	Sole Manager

By:	/s/ Ronald D. Bobman
Name:	Ronald D. Bobman
Title:	Sole Manager

RONALD D. BOBMAN

/s/ Ronald D. Bobman

SCHEDULE 13G
Page 7 of 8 Pages

EXHIBIT INDEX

Ex.	Page No.

99.1	Joint Filing Agreement	8

SCHEDULE 13G
Page 8 of 8 Pages

Exhibit 99.1
JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto.  This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Dated:  February 13, 2019

CAPITAL RETURNS MANAGEMENT, LLC

By:	Ronald D. Bobman
Its:	Sole Manager

By:	/s/ Ronald D. Bobman
Name:	Ronald D. Bobman
Title:	Sole Manager

RONALD D. BOBMAN

/s/ Ronald D. Bobman